UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 20)
___________________

EVINE Live Inc. (formerly ValueVision Media, Inc.)
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Vincent Erardi Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 92047K-10-7	13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	3,986,071 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	3,986,071 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,986,071 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 3

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	3,986,071 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	3,986,071 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,986,071 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.1% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 92047K-10-7	13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 20 amends the Schedule 13D filed March 2, 2009, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), General Electric Capital Corporation (“GE Capital”) and General Electric Company (“GE”) (each of GECEI, GE Capital, and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of EVINE Live, Inc, formerly ValueVision Media, Inc. (the “Company”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is supplemented as follows:

On November 18, 2014, the Company amended its articles of incorporation to change its name from ValueVision Media, Inc. to EVINE Live Inc., which change became effective immediately.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

As of November 18, 2014, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, GE Capital and GE, are set forth on Schedules A, B, and C respectively, attached hereto.

During the last five years, to the best of the Reporting Persons’ knowledge, none of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 20 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 5.	Interest in Securities of the Issuer.

(a)           The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 20 are incorporated herein by reference.  As of November 18, 2014, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 3,986,071 shares of Common Stock, representing approximately 7.1% of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of November 1, 2014, as reported in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 18, 2014 (56,137,622 shares)).

5

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)           The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 20 and (ii) Item 5(a) hereof are incorporated herein by reference.
Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

As disclosed in Amendment No. 14 to the Schedule 13D, GECEI is party to a Shareholder Agreement with the Company and NBC Universal, Inc. (which is now known as NBCUniversal Media, LLC).  For a description and copy of the Shareholder Agreement, see Amendment No. 14 to the Schedule 13D filed by the Reporting Persons on March 2, 2009, and Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 26, 2009 (SEC File No. 000-20243).  As a consequence of this Shareholder Agreement, GECEI and NBCUniversal may from time to time consult with each other regarding the securities of the Company.

To the knowledge of the Reporting Persons, as of November 18, 2014, an aggregate of 11,127,920 shares of Common Stock are subject to the Shareholder Agreement, of which (i) 3,986,071 shares of Common Stock are beneficially owned by the Reporting Persons and (ii) 7,141,849 shares of Common Stock are beneficially owned by NBCUniversal, NBCUniversal Holdings, and Comcast.  Nothing in this Schedule 13D shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by NBCUniversal, NBCUniversal Holdings, or Comcast, and such beneficial ownership is expressly disclaimed.  Information regarding beneficial ownership by NBCUniversal, NBCUniversal Holdings, and Comcast is based on the proxy statement filed by the Company on May 9, 2014.

(c)           From November 6, 2014 through and including November 18, 2014, transactions were effected in the Common Stock by the Reporting Persons as disclosed in Schedule D attached hereto.

To the knowledge of the Reporting Persons, none of the directors or executive officers of the Reporting Persons effected transactions in the Common Stock during the period described above.

(d)           Not applicable.

(e)           Not applicable.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2014

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	President and CEO

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Patrick Kocsi
	Name:	Patrick Kocsi
	Title:	Attorney-in-fact

7

SCHEDULE A

GE CAPITAL EQUITY INVESTMENTS, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.

Citizenship:
U.S.A.

GE CAPITAL EQUITY INVESTMENTS, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Investments, Inc.
Vincent Erardi	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.

Citizenship:
 U.S.A.

SCHEDULE B

GENERAL ELECTRIC CAPITAL CORPORATION
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer – General Electric Company
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Thomas C. Gentile	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President, General Electric Capital Corporation
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer, General Electric Capital Corporation
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chairman, Chief Executive Officer and President, General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Risk Officer, General Electric Capital Corporation

Citizenship: All U.S.A.

GENERAL ELECTRIC CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive Officer – General Electric Capital Corporation
Thomas C. Gentile	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President, General Electric Capital Corporation
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President, General Electric Capital Corporation
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer, General Electric Capital Corporation
Daniel C. Janki	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President and Chief Risk Officer - General Electric Capital Corporation
Walter F. Ielusic	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President and Controller – General Electric Capital Corporation
Alex Dimitrief	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President and General Counsel - General Electric Capital Corporation
Christoph Pereira	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Deputy General Counsel and Secretary - General Electric Capital Corporation

Citizenship: All U.S.A.

SCHEDULE C

GENERAL ELECTRIC COMPANY
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

W. Geoffrey Beattie	Generation Capital 1 Toronto Street Suite 202 Toronto, Canada M5C2V6	Chief Executive Officer, Generation Capital
John J. Brennan	The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc. (global investment management)
Dr. James I. Cash, Jr.	The Cash Catalyst LLC c/o Sharon Randall Highland Capital Partners One Broadway, 16th Floor Cambridge, MA 02142	Emeritus James E. Robison Professor of Business Administration, Harvard Graduate School of Business
Francisco D’Souza	Cognizant Technology Solutions Corporation Glenpointe Centre West 50 Frank W. Burr Blvd. Teaneck, NJ 07666	Chief Executive Officer, Cognizant Technology Solutions Corporation (global information technology, consulting and business process outsourcing)
Marijn E. Dekkers	Bayer AG Kaiser-Wilhelm-Allee 1 Building WII 51368 Leverkusen, Germany	Chairman of the Management Board, Bayer AG (global healthcare, crop science and material science)
Ann M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Group (global marketing communications network)
Dr. Susan J. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Room 76-461 Cambridge, MA 02139	President Emerita and Professor of Neuroscience, Massachusetts Institute of Technology
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Andrea Jung	Grameen America 1460 Broadway New York, NY 10036	President and CEO, Grameen America (nonprofit microfinance organization)
Robert W. Lane	John Hancock Center 875 N. Michigan Avenue Suite 3940 Chicago, IL 60611	Former Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural, construction and forestry equipment)
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 636 11th Avenue New York, NY 10036-2010	Chairman Emeritus of the Board and former Chief Executive Officer, Ogilivy & Mather Worldwide (global marketing communications company)
James J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, Texas 77079	Retired Chairman of the Board and Chief Executive Officer, ConocoPhillips (international integrated energy company)
James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222-2707	Former Executive Chairman, The PNC Financial Services Group, Inc. (financial services)
Mary L. Schapiro	Promontory Financial Group LLC The Office of Mary Schapiro 801 17th Street, NW 11th Floor Washington, DC 20006	Vice Chair, Advisory Board of Promontory Financial Group (consulting firm)
Robert J. Swieringa	Cornell University 337 Sage Hall Ithaca, NY 14853-6201	Professor of Accounting and former Anne and Elmer Lindseth Dean, Johnson Graduate School of Management
James S. Tisch	Loews Corporation 667 Madison Avenue New York, NY 10065-8087	President, Chief Executive Officer and Director, Loews Corporation (diversified holding company)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Douglas A. Warner III	c/o J. P. Morgan Chase & Co. 277 Park Avenue 35th Floor New York, NY 10172	Former Chairman of the Board, J.P. MorganChase & Co. (investment banking)

Citizenship:
W. Geoffrey Beattie	Canada
Marijn E. Dekkers	Dutch & USA
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer
Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Chief Financial Officer
Elizabeth J. Comstock	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Chief Marketing Officer
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
Jan R. Hauser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer
Daniel C. Heintzelman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman, Enterprise Risk and Operations
Susan P. Peters	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Human Resources
John G. Rice	General Electric Company Room 3303-3308, 33rd Floor One Exchange Square Hong Kong	Vice Chairman of General Electric Company; President & CEO, Global Growth & Operations
Keith S. Sherin	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; Chairman & CEO, GE Capital

Citizenship:  All U.S.A.

SCHEDULE D

Entity	Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
GECEI	11/6/2014	Sale	59,954	$5.9363	$5.68	$6.08
GECEI	11/7/2014	Sale	41,501	$5.7549	$5.49	$6.01
GECEI	11/10/2014	Sale	31,725	$5.8471	$5.77	$5.93
GECEI	11/11/2014	Sale	39,205	$5.8252	$5.78	$5.88
GECEI	11/12/2014	Sale	27,156	$5.8329	$5.67	$5.87
GECEI	11/13/2014	Sale	46,468	$5.7500	$5.67	$5.89
GECEI	11/14/2014	Sale	35,107	$5.7453	$5.61	$5.83
GECEI	11/17/2014	Sale	72,948	$5.6257	$5.55	$5.79
GECEI	11/18/2014	Sale	138,198	$5.9397	$5.49	$6.08

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions and fees).  The Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.